August 22, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attn: Filing Desk

Re:	General Growth Properties, Inc. / Application for Withdrawal on Form RW pursuant to Rule 477 of the Securities Act of 1933, as amended Registration Statement on Form S-3 (Registration No. 333-145452)

Ladies and Gentlemen:

On August 15, 2007, General Growth Properties, Inc., a Delaware corporation (the “Company”), filed Registration Statement No. 333-145452 on Form S-3 (the “Form S-3”) with the Securities and Exchange Commission (the “Commission”). The Form S-3 relates to the registration, under the Securities Act of 1933, as amended (the “Act”), of 17,470,360 shares of Common Stock, par value $.01 per share, and related preferred share purchase rights of the Company (the “Common Stock”) to be issued in exchange for the $1.55 billion GGP Limited Partnership 3.98% Exchangeable Senior Notes due 2027.

Pursuant to Rule 477 under the Act, the Company hereby applies for the withdrawal of the Form S-3 and requests that the Commission consent thereto. No securities have been issued or sold under the Form S-3 in connection with the Offering. The Form S-3 has not been declared effective by the Commission.

The Company has been advised by the Commission that the Form S-3 must be withdrawn because the submission headers accompanying the Form S-3 were not properly marked. The Company checked the box on the Form S-3 cover page to have the Form S-3 automatically declared effective upon filing with the Commission pursuant to Rule 462(e) under the Act. But, because a box on the submission header accompanying the Form S-3 was not marked, the filing was coded as an “S-3” instead of as an “S-3ASR”. The Company is concurrently filing herewith an identical Registration Statement on Form S-3 with the properly marked submission header. The Commission has advised that such registration statement will retain the August 15, 2007 filing date.

If you have any questions regarding this letter, please contact Linda J. Wight, Esq. at (312) 960-2717.

Sincerely, General Growth Properties, Inc. By: /s/ Ronald L. Gern Ronald L. Gern Senior Vice President

cc:  Elaine Wolf
       Securities and Exchange Commission